

February 27, 2015

Via E-mail
Mr. Lewis Chew
Executive Vice President and Chief Financial Officer
Dolby Laboratories, Inc.
100 Potrero Avenue
San Francisco, CA 94103

    Re: **Dolby Laboratories, Inc.**
            Form 10-K for Fiscal Year Ended September 26, 2014
            Filed November 18, 2014
            File No. 1-32431

Dear Mr. Chew:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director